UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

June 6, 2003

Allen C. Goolsby
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219-4074

Re: Clayton Homes, Inc.
Incoming letter dated April 22, 2003

Dear Mr. Goolsby:

This is in response to your letter dated April 22, 2003 concerning the shareholder proposal submitted to Clayton Homes by Orbis Global Equity Fund Limited. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William B. Gray
President
Orbis Global Equity Fund Limited
P.O. Box HM 571
Hamilton, HM CX
Bermuda



RECEIVED
2003 APR 23 AM 9:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

ALLEN C. GOOLSBY
DIRECT DIAL: 804-788-8289
EMAIL: agoolsby@hunton.com

FILE NO: 41993.7

April 22, 2003

By Hand

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Request by Clayton Homes, Inc.
to Exclude the Stockholder Proposal
of Orbis Global Equity Fund Limited**

Ladies and Gentlemen:

On behalf of our client, Clayton Homes, Inc., a Delaware corporation (the "Company"), we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm, for the reasons set forth below, that (1) the Company may exclude the stockholder proposal and supporting statement (the "Stockholder Proposal") submitted by Orbis Global Equity Fund Limited (the "Proponent") in its letter to the Company, dated April 14, 2003, from the proxy statement and form of proxy (together, the "Proxy Materials") to be distributed to the Company's stockholders in connection with the special meeting of stockholders described below (the "Special Meeting"), and (2) the Staff will not recommend any enforcement action if the Company excludes the Stockholder Proposal from the Proxy Materials. A copy of the Stockholder Proposal is enclosed with this letter as Attachment A.

The Company, Berkshire Hathaway Inc., a Delaware corporation ("Berkshire Hathaway"), and B Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Berkshire Hathaway ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of April 1, 2003 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger") with the Company as the surviving corporation in the Merger. The Company must obtain the approval of its stockholders to complete the Merger. The Board of Directors of the Company (the "Board of Directors") has unanimously approved the Merger Agreement and recommends to the Company's stockholders



that they approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, the Board of Directors intends as soon as practicable to call the Special Meeting for the sole purpose of having the Company's stockholders consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (the "Merger Proposal").

On April 18, 2003, the Company filed preliminary Proxy Materials with the SEC. The Company intends to file with the SEC and distribute to its stockholders the definitive Proxy Materials as soon as practicable after clearance of the preliminary Proxy Materials is obtained from the SEC, which the Company anticipates will occur fewer than 80 days following the date of this letter. Because the Company received the Stockholder Proposal fewer than 80 days before the anticipated filing of the definitive Proxy Materials, it is impossible for the Company to satisfy the 80-day requirement set forth under Rule 14a-8(j)(1). The Company has responded to the Stockholder Proposal as promptly as practicable after receipt thereof. We respectfully request, therefore, that the Staff exercise its authority under Rule 14a-8(j)(1) to waive the 80-day requirement to permit and accept filing of this letter fewer than 80 days before the anticipated filing date of the definitive Proxy Materials.

Pursuant to Rule 14a-8(j)(2), enclosed on behalf of the Company are six copies of (1) this letter, (2) the Stockholder Proposal and (3) the legal opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company, with respect to those reasons for exclusion stated in this letter that are based on matters of Delaware law, the law under which the Company is incorporated. Also in accordance with Rule 14a-8(j)(1), a copy of this letter and its attachments are being sent to the Proponent as notice to the Proponent of the Company's intent to exclude the Stockholder Proposal from the Proxy Materials.

Summary of the Stockholder Proposal

The Stockholder Proposal resolves that the Bylaws of the Company (the "Bylaws") be amended to require that any merger, consolidation or conversion or other transaction described in Subchapter IX of the General Corporation Law of the State of Delaware (the "DGCL"), in addition to any vote required under the DGCL, "require the affirmative vote of a majority of the outstanding shares of stock of the Corporation held by disinterested stockholders of the Corporation." The Stockholder Proposal defines a "disinterested stockholder" as any stockholder of the Company "who is not an officer or director of the Corporation, or the beneficial owner of 10% or more of any class of the Corporation's outstanding equity securities." In addition, the Stockholder Proposal resolves that the increased voting requirements set forth in the proposed amendment to the Bylaws apply to the vote to be taken at the Special Meeting with respect to the Merger Proposal.



Reasons for Excluding the Stockholder Proposal

We believe the Stockholder Proposal may be excluded from the Proxy Materials for the following reasons:

(a) pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(2), because the Stockholder Proposal is not a proper subject for action by the Company's stockholders under Delaware law and, if implemented, would be invalid under Delaware law;

(b) pursuant to Rule 14a-8(i)(6), because the Stockholder Proposal deals with a matter that is beyond the Company's power or authority to implement;

(c) pursuant to Rule 14a-8(i)(9), because the Stockholder Proposal is in direct conflict with the Merger Proposal, which the Company intends to submit to its stockholders at the Special Meeting; and

(d) pursuant to Rule 14a-8(i)(3), because the statement supporting the Stockholder Proposal is false and misleading.

I. The Stockholder Proposal may be excluded because it is not a proper subject for action by the Company's stockholders under Delaware law and, if implemented, would be invalid under Delaware law (Rule 14a-8(i)(1) and Rule 14a-8(i)(2)).

The Stockholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1), which permits exclusion of a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization," and Rule 14a-8(i)(2), which permits exclusion of a proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

(a) ***The Stockholder Proposal is not a proper subject for action by the Company's stockholders under Delaware law.***

Section 222(a) of the DGCL requires that the notice of a special meeting of a company's stockholders specify "the purpose or purposes for which the meeting is called." Moreover, Delaware law limits the business to be transacted at a company's special meeting to that stated in the notice of meeting. Section 211(b) of the DGCL provides that an annual meeting of a company's stockholders shall be held for the election of directors and that "[a]ny other proper business may be transacted at the annual meeting." In contrast, Section 211(d), which deals with special meetings of a company's stockholders, does not authorize the transaction of "any other proper business" at a special meeting. Further, in connection with the



calling of a special meeting of a company's stockholders to consider and vote upon a proposal to adopt a merger agreement, Section 251(c) of the DGCL requires that the agreement be submitted to the company's stockholders either at an annual meeting or at a "special meeting for the purpose of acting on the agreement."

In a similar situation also involving a Delaware corporation, where a stockholder requested that his proposal be included in the proxy materials to be distributed to a company's stockholders in connection with a special meeting, the sole purpose of which was to consider and vote upon a merger, the Staff confirmed that the proposal was properly excluded by the company. The Bendix Corporation (publicly available December 20, 1982). In the Bendix letter, the Staff responded, "in view of the specific purpose for which the special meeting has been called, and the statutory prohibition on the transaction of other business at such a meeting, and in reliance upon the opinion of Company counsel, it would appear that Proponent's proposal is inappropriate for shareholder action at the special meeting." We believe that the same reasoning applies equally here. The Special Meeting will be called by the Board of Directors in accordance with Section 251(c) of the DGCL for the sole purpose of considering and voting upon the Merger Proposal. Moreover, in accordance with Section 222(a) of the DGCL, the notice of the Special Meeting will specify that the sole purpose of the Special Meeting will be to consider and vote upon the Merger Proposal. Therefore, the Stockholder Proposal is not a proper subject for action at the Special Meeting under Delaware law and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1).

(b) ***If the Stockholder Proposal were approved by the Company's stockholders, the Bylaw amendment would be invalid under Delaware Law.***

The proposed Bylaw amendment would violate Section 102(b)(4) of the DGCL, which permits voting requirements in excess of voting requirements specified in the DGCL only if such voting requirements are stated in a company's certificate of incorporation. Section 251(c) of the DGCL provides that the requisite vote to adopt a merger agreement is the vote of "a majority of the outstanding stock of the corporation entitled to vote thereon." If the Stockholder Proposal were approved by the Company's stockholders, the Bylaw amendment set forth in the Stockholder Proposal would purport to add to the requirements of Section 251(c) by providing that a merger agreement must also be approved by a majority of the Company's "disinterested stockholders." Any such change would need to be in the Company's certificate of incorporation, not the Bylaws. Therefore, if the Stockholder Proposal were approved by the Company's stockholders, the Bylaw amendment set forth in the Stockholder Proposal would be invalid under Delaware law.



Moreover, Section 212(a) of the DGCL provides that "[u]nless otherwise provided in the certificate of incorporation. . .each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." If the Stockholder Proposal were approved by the Company's stockholders, the amendment to the Bylaws would alter the voting rights applicable to certain holders of the Company's common stock by not permitting their votes to be counted towards meeting the "disinterested stockholder" voting requirement set forth in the Stockholder Proposal. Thus, in addition to Section 102(b)(4) of the DGCL discussed above, Section 212 of the DGCL requires that a provision such as that contemplated by the Stockholder Proposal must be included in the certificate of incorporation. Consequently, if the Stockholder Proposal were approved by the Company's stockholders, the Bylaw amendment set forth in the Stockholder Proposal would be invalid under Delaware law. Therefore, the Stockholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2).

(c) ***The Stockholder Proposal is invalid because the Proponent has no power to determine the order of business at the Special Meeting and retroactive increases in voting requirements are not permissible.***

The Stockholder Proposal provides that the proposed Bylaw amendment "shall apply to any stockholder vote taken at this special meeting of stockholders. . . ." This requirement is invalid under Delaware law for two reasons. First, the board of directors or the presiding officer at the special meeting, not the proponent, determines the order of business to be considered at the special meeting. Accordingly, the Proponent has no ability to mandate that the Stockholder Proposal be considered at the Special Meeting prior to the vote on the Merger Proposal. Second, the Stockholder Proposal is invalid to the extent that it can be construed to purport to increase retroactively the required vote for a proposal previously voted upon at the Special Meeting.

Because the Chairman or an authorized officer of the Company, and not the Proponent, will preside at the Special Meeting, such person will have broad discretion with respect to the conduct of the Special Meeting. Unless the certificate of incorporation or bylaws of a company provide otherwise, a chair of the meeting typically determines the order of business.

Neither the Company's certificate of incorporation nor the Bylaws contains any limitation on the powers of the presiding officer at the Special Meeting and there is no authority under Delaware law pursuant to which the Proponent has the ability to determine the order of the agenda at the Special Meeting. Consequently, the Stockholder Proposal is invalid to the extent it mandates that the Stockholder Proposal be voted upon prior to the vote on the Merger Proposal. If the Board of Directors or the presiding officer at the Special Meeting determines, as we expect, that the vote to adopt the Merger Proposal should be taken prior to a



vote on the Stockholder Proposal, the Merger Proposal will have been duly acted upon prior to any subsequently considered Bylaw amendment.

Moreover, the Stockholder Proposal is invalid to the extent that it purports to increase retroactively the applicable voting standard to the prior vote on the Merger Proposal at the Special Meeting. There is no authority under Delaware law that would permit the voting standard on a proposal at a meeting to be increased after the vote on such proposal has already occurred. Such a result would render uncertain the approval of any action taken at a meeting of stockholders and is inconsistent with the DGCL. See e.g., Section 251(c) ("If a majority of the outstanding stock of the corporation entitled to vote thereon shall be voted for the adoption of the [merger] agreement. . .it shall then be filed and become effective, in accordance with § 103 of this title.").

In support of the foregoing arguments, we have enclosed with this letter as Attachment B a copy of the legal opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company.

II. The Stockholder Proposal may be excluded because it deals with a matter beyond the Company's power or authority to implement (Rule 14a-8(i)(6)).

The Stockholder Proposal may be omitted pursuant to Rule 14a-8(i)(6), which allows a company to exclude a proposal if the company "would lack the power or authority to implement the proposal." Under the Merger Agreement, the Company has represented to Berkshire Hathaway that the only stockholder vote required to approve the Merger Proposal is the affirmative vote of a majority of the outstanding shares of common stock of the Company, in accordance with Section 251(c) of the DGCL. If the Stockholder Proposal were effective upon approval, instead of invalid as we and Delaware counsel have concluded, the implementation of the Stockholder Proposal would cause the Company to breach this representation. Because one of the conditions to the obligations of Berkshire Hathaway to consummate the Merger is that the Company be in compliance with all of its representations set forth in the Merger Agreement, the Company's breach would entitle Berkshire Hathaway to terminate the Merger Agreement and bring a damages action for breach of contract against the Company.

In addition, the Company agreed under the Merger Agreement that it would not, among other things, amend its certificate of incorporation or Bylaws, or make any commitment to do so, without the prior written consent of Berkshire Hathaway. The implementation of the Stockholder Proposal would require an amendment to the Bylaws, which would constitute another breach of the Merger Agreement, again entitling Berkshire Hathaway to terminate the



Merger Agreement and bring a damages action for breach of contract against the Company. Specifically with respect to a binding merger agreement, the Staff has confirmed that a proposal that would require a company to breach a merger agreement is beyond that company's power or authority to implement. See, e.g., McDonnell Douglas (publicly available February 19, 1997) (proposal requiring amendment to charter and bylaws to declassify board was properly excluded from proxy materials where a binding merger agreement prohibited amendment to a company's charter or bylaws without the consent of the acquiring party). With respect to agreements other than a merger agreement, the Staff has confirmed that where a stockholder proposal may cause a company to breach an existing agreement to which it is a party, the company may properly exclude the proposal under Rule 14a-8(i)(6) because the proposal is beyond the company's power or authority to implement. See BankAmerica Corporation (publicly available February 24, 1999) (proposal requiring rescission of special award of stock to certain officers of the company was properly excluded where the proposal may cause BankAmerica to "breach its existing employment agreements or other contractual obligations"); and Safety 1st, Inc. (publicly available February 2, 1998) (proposal requiring the company to modify its stock option plans so that, among other things, options that had recently been repriced would revert to their original exercise price was properly excluded where the company "may be required to breach existing contractual or other obligations"). Because implementation of the Stockholder Proposal would require the Company to breach the Merger Agreement, the Stockholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6) since the Company does not have the power or authority to implement the Stockholder Proposal.

III. The Stockholder Proposal may be excluded because it is in direct conflict with the Merger Proposal, which the Company intends to submit to its stockholders at the Special Meeting (Rule 14a-8(i)(9)).

The Stockholder Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9), which permits exclusion of a proposal if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."[1] The Staff has allowed this basis for exclusion of a proposal not only in the case where a proposal specifically

---

[1] In the final rule adopting revisions to Rule 14a-8, the SEC added the word "directly" to rule 14a-8(i)(9) (formerly Rule 14a-8(c)(9)). In doing so, the SEC stated that its revisions were intended to reflect its current interpretation of Rule 14a-8(c)(9) and that the SEC did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).



opposed a management proposal, but also where a proposal contradicts the purpose of, or is inconsistent with, a management proposal. See, e.g., BankBoston Corporation (available June 7, 1999) (proposal requiring a company to prepare a report on the effects of a merger on its employees and the communities in which it does business was properly excluded from a proxy statement to approve the merger under Rule 14a-8(i)(9)).

At the Special Meeting, the stockholders of the Company will be asked to consider and vote upon the Merger Proposal. While the Stockholder Proposal does not directly ask the Company's stockholders to vote against the Merger Proposal, approval of the Stockholder Proposal would be entirely inconsistent with, and would, if effective to amend the Bylaws instead of invalid as we and Delaware counsel have concluded, result in a breach of, the Company's obligations under the Merger Agreement. Moreover, approval of the Stockholder Proposal, if effective, could have the effect of preventing completion of the Merger as currently contemplated by the Merger Agreement. As discussed above, amendment of the Bylaws would cause the Company to breach its representation in the Merger Agreement that the affirmative vote of a majority of the outstanding shares of common stock of the Company is sufficient to approve the Merger Proposal. In addition, approval of the Stockholder Proposal, if effective to amend the Bylaws, would cause the Company to breach its covenant under the Merger Agreement that it will not amend the Bylaws without the prior written consent of Berkshire Hathaway. Because the obligations of Berkshire Hathaway to consummate the Merger are conditioned on, among other things, the accuracy of the Company's representations and the Company's compliance with all of its material covenants set forth in the Merger Agreement, Berkshire Hathaway would be entitled to terminate the Merger Agreement and bring a damages action for breach of contract against the Company.

The Stockholder Proposal is also entirely inconsistent with the Merger Proposal because, if effective, it would fundamentally alter the transaction negotiated by the Company and Berkshire Hathaway, which contemplates that the only stockholder vote required is that set forth in Section 251(c) of the DGCL. Further, the Board of Directors approved the Merger Agreement and the Merger with this understanding.

Finally, the Stockholder Proposal conflicts with the Merger Proposal because they present two different thresholds for approval of the same matter. Stockholders of the Company, at the time they cast their votes in connection with the Merger Proposal, would be justifiably confused about the vote required to approve the Merger Proposal.

The Staff has consistently taken no-action positions in similar situations where a stockholder proposal was in opposition to the company's proposal for which the special meeting was called. See, e.g. Unicom Corporation (publicly available February 14, 2000) (no action would be taken if a stockholder proposal advising the board to reject a merger was



omitted from the company's proxy materials in which stockholders were asked to approve the same merger); Scudder New Europe Fund, Inc. (publicly available April 29, 1999) (no action would be taken if a shareholder proposal to conduct a no-fee in-kind tender offer for shares of a closed-end mutual fund was omitted from the company's proxy materials in which shareholders were asked to approve proposals by management to open-end the fund and to merge it with another fund); Interlinq Software Company (publicly available April 20, 1999) (no action would be taken if a shareholder proposal seeking company to effect a self-tender was excluded from the proxy material in which the shareholders were asked to approve a merger proposal); Fitchburg Gas and Electric Light Company (publicly available July 30, 1991) (no action would be taken if a proposal by shareholders requesting formation of a special committee to solicit third party offers to purchase the company, or alternatively a share repurchase, was excluded from the proxy materials in which the company was seeking shareholder approval of a merger proposal); Bluefield Supply Company (publicly available April 15, 1985) (no action would be taken if a stockholder proposal mandating the appointment of an independent committee for the purpose of recommending proposals for optimizing stockholder returns on investment was excluded from proxy materials for a special meeting called for the purpose of obtaining stockholder approval of a merger proposal); Executive Industries, Inc. (publicly available June 26, 1981) (no action would be taken if a shareholder proposal to repurchase shares was omitted from proxy materials seeking approval of merger); and Pantepec International Incorporated (publicly available September 7, 1976) (no action would be taken if a stockholder proposal was excluded from proxy materials seeking approval of a merger because "a favorable vote on both management's and the proponent's proposals would result in an inconsistent and inconclusive mandate from the shareholders").

Because (1) the Stockholder Proposal, if effective, would cause the Company to breach the Merger Agreement, (2) the Board of Directors contemplated that Section 251(c) of the DGCL would govern the requisite stockholder approval for the Merger Proposal when approving the Merger and the Merger Agreement and (3) submission of both the Merger Proposal and the Stockholder Proposal, because they are contradictory, would result in substantial stockholder confusion, the Stockholder Proposal directly conflicts with the Merger Proposal and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

IV. The Stockholder Proposal may be excluded because the supporting statement is false and misleading (14a-8(i)(3)).

The Stockholder Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3), which permits exclusion of a proposal "[i]f the proposal or supporting statement is contrary to any of the [SEC]'s proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9(a) provides that "[n]o solicitation subject to [Regulation 14A] shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. . . ."

The statement supporting the Stockholder Proposal states that "[s]imilar provisions are included in the governing documents of many public corporations" without providing any examples of public corporations that have enacted similar provisions in their governing documents. Such a conclusory statement, made without any factual basis, is materially false and misleading. Moreover, to permit the Proponent to make such a supporting statement would be extremely prejudicial.

The supporting statement also states that "[t]he Bylaw amendment is intended to preserve and maximize the value of the Corporation for all shareholders by protecting against self-interested actions by one or a few management shareholders." This statement implies that the Merger is an interested transaction. This is simply not the case. The Merger Agreement does not provide for different treatment between the directors, officers and holders of more than 10% of the Company's common stock and the Company's other stockholders. To state otherwise, is materially false and misleading.

Therefore, because the supporting statement contains statements that are materially false and misleading in violation of Rule 14a-9, the Stockholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

For the foregoing reasons, on behalf of the Company we hereby respectfully request that the Staff confirm that (1) the Company may exclude the Stockholder Proposal from the Proxy Materials to be distributed to the Company's stockholders in connection with the Special Meeting, and (2) the Staff will not recommend any enforcement action if the Company excludes the Stockholder Proposal from the Proxy Materials.

****

Due to the Company's desire to finalize the Proxy Materials and begin the solicitation in connection with the Special Meeting as soon as practicable, we respectfully request the Staff's expedited review of this no-action request.

In the event that the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (804) 788-8289 or in my absence, W. Lake Taylor, Jr., of this firm, at (804) 788-8563. Should you disagree with the conclusions set forth in this letter, we



respectfully request the opportunity to confer with the Staff before the determination of the Staff's final position.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter to our messenger who has been instructed to wait. Thank you for your prompt attention to this matter.

Very truly yours,

Allen C. Goolsby

Enclosures
cc: Orbis Global Equity Fund Limited
Mr. Kevin T. Clayton
Mr. John J. Kalec
Mary Ann Todd, Esq.
R. Franklin Balotti, Esq.
John G. Brock, Esq.
W. Lake Taylor, Jr., Esq.

ORBIS GLOBAL EQUITY FUND



LPG BUILDING
34 BERMUDIANA ROAD
HAMILTON HM 11
BERMUDA

P.O. BOX HM 571
HAMILTON HM CX
BERMUDA

TELEPHONE:
+1 (441) 296 3000
FACSIMILE:
+1 (441) 296 3001
E-MAIL:
mail@orbisfunds.com
WEB SITE:
www.orbisfunds.com

April 14, 2003

By Facsimile and
Overnight Courier

Clayton Homes, Inc.
5000 Clayton Road
Maryville, TN 37804

Attention: Board of Directors
Kevin T. Clayton, President

RE: Clayton Homes, Inc. Special Meeting/Shareholder Proposal

Gentlemen:

Orbis Global Equity Fund Limited ("Orbis") intends to present in person (or by qualified representative) the attached shareholder proposal (the "Proposal") for action at the special meeting (the "Special Meeting") of the shareholders of Clayton Homes, Inc. ("Clayton") to be held to approve the proposed merger of Clayton with Berkshire Hathaway Inc. Orbis currently holds 6,720,000 shares (the "Shares") as evidenced by its most recent Schedule 13G (a copy of which is attached hereto as Exhibit B). Orbis has continuously held not less than 3,275,000 shares for at least one year as evidenced by the letters from its custodian, The Bank of Bermuda Limited (a copy of which is attached hereto as Exhibit C) and its sub-custodian, Citibank N.A. (a copy of which is attached hereto as Exhibit D) and intends to continue ownership of the Shares through the date of the Special Meeting.

Please note that in accordance with SEC Rule 14a-8, Clayton is required to provide Orbis with written notice of any eligibility or procedural deficiencies related to the Proposal within fourteen (14) days of Clayton's receipt hereof, in which event, Orbis will have fourteen (14) days to submit a response or a revised proposal, as applicable, addressing such deficiencies.

Sincerely,

Orbis Global Equity Fund Limited

[signature]

William B. Gray
President

Exhibit A

Shareholder Proposal

WHEREAS, it is in the best interests of Clayton Homes, Inc. (the "Corporation") and its shareholders that an amendment to the Corporation's Bylaws be made to cause the Corporation to improve and update its corporate governance policies and standards to bring such policies and standards into line with current corporate governance best practices for U.S. public companies by providing that any sale, merger, consolidation, sale of substantially all of the assets of the Corporation, or similar business transaction require the affirmative vote of a majority of shares held by the disinterested shareholders of the Corporation.

NOW, THEREFORE, BE IT RESOLVED, that the Bylaws of the Corporation be amended to add the following section:

> "8A. Any transaction described in Subchapter IX (Sections 251-266) of the Delaware General Corporation Law, or any successor provision, that requires the approval of the stockholders of the Corporation shall, in addition to any stockholder approval required under such law, require the affirmative vote of a majority of the outstanding shares of stock of the Corporation held by disinterested stockholders of the Corporation. For purposes of this Section 8A, the term "disinterested stockholder" shall mean any stockholder who is not an officer or director of the Corporation, or the beneficial owner of 10% or more of any class of the Corporation's outstanding equity securities, and the term "beneficial owner" shall have the meaning set forth in Rule 16a-1 under the Securities Exchange Act of 1934, as amended."

FURTHER RESOLVED, that the Bylaws, as amended, shall apply to any stockholder vote taken at this special meeting of stockholders and any subsequent meeting of stockholders.

Supporting Statement

In light of recent and highly publicized failings and abuses of corporate governance standards and practices by a plethora of U.S. public companies, and the resulting wholesale changes to the corporate and securities legal and regulatory environment, it is highly advisable and in the best interests of the Corporation and its shareholders to make certain amendments to the Corporation's Bylaws to improve, update and elevate the corporate governance policies and standards to be followed by the Corporation.

The Bylaw amendment is intended to preserve and maximize the value of the Corporation for all shareholders by protecting against self-interested actions by one or a few management shareholders. Similar provisions are included in the governing documents of many public corporations. These provisions are intended to ensure that a management-endorsed bid for the Corporation is on terms that are fair and provide the best results for all shareholders. These provisions are not intended to, and do not, preclude any proposed merger from proceeding if the majority of the independent shareholders approve it. If management truly believes the terms of a proposed merger are fair to all and in the best interest of the independent shareholders, they should be willing to have their judgment confirmed by a majority of independent shareholders.

Exhibit B

oim_clayton13ga1.txt

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Amendment No. 1

Clayton Homes Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

184190106

(CUSIP Number)

December 31, 2002
(Date of Event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184190106

---

(1) NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ORBIS INVESTMENT MANAGEMENT LIMITED

---

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

---

(3) SEC USE ONLY

---

(4) CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	(5) SOLE VOTING POWER	6,720,000
	(6) SHARED VOTING POWER	273,450
	(7) SOLE DISPOSITIVE POWER	6,993,450
	(8) SHARED DISPOSITIVE POWER	NONE

---

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,993,450

---

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

(12) TYPE OF REPORTING PERSON*
CO

Item 1(a) Name of Issuer:
Clayton Homes Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
5000 Clayton Road
Maryville TN
37804

Item 2(a) Name of Person(s) Filing:
Orbis Investment Management Limited
Orbis Asset Management Limited

Item 2(b) Address of Principal Business Office:
34 Bermudiana Road
Hamilton HM 11 Bermuda

Item 2(c) Citizenship:
The Reporting Persons are companies organized under the laws of Bermuda.

Item 2(d) Title of Class of Securities:
Common shares

Item 2(e) CUSIP Number:
184190106

Item 3 The person(s) filing is(are):N/A

Item 4 Ownership

Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act. Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

OIML is the beneficial owner of 6,993,450 shares or 5.1% of the 135,923,987 common shares of Clayton Homes Inc. believed to be outstanding. OIML disclaims beneficial ownership of the 245,315 common shares beneficially owned by OAML.

OAML is the beneficial owner of 245,315 shares or 0.2% of the 135,923,987 common shares of Clayton Homes Inc. believed to be outstanding. OAML disclaims beneficial ownership of the 6,993,450 common shares beneficially owned by OIML.

Item 5 Ownership of 5% or Less of a Class: N/A

Item 6 Ownership of More than 5% on Behalf of Another Person:

Orbis Global Equity Fund Limited has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 6,720,000 of the 6,993,450 common shares beneficially owned by OIML.

OIML is the investment manager to the G.A.-Fund-L, an investment company with variable capital (SICAV) formed under Luxembourg law. The G.A.-Fund-L directly owns 273,450 of the 6,993,450 common shares of Clayton Homes Inc. beneficially owned by OIML. With respect to these 273,450 shares, G.A.-Fund-L has shared voting power and the right to receive and the power to direct the receipt of dividends and sales proceeds thereof.

Orbis Optimal Global Fund LP has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 245,315 common shares beneficially owned by OAML.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8 Identification and Classification of Members of the Group:

See Items 4 and 6, above.

Item 9 Notice of Dissolution of the Group: N/A

Item 10 Certification

By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2003

ORBIS INVESTMENT MANAGEMENT LIMITED

BY: /s/ James J. Dorr
General Counsel and Secretary

ORBIS ASSET MANAGEMENT LIMITED

BY: /s/ James J. Dorr
General Counsel and Secretary

ORBIS INVESTMENT MANAGEMENT LIMITED



EPC BUILDING
34 BERMUDIANA ROAD
HAMILTON HM 11
BERMUDA

P.O. BOX HM 571
HAMILTON HM CX
BERMUDA

TELEPHONE:
+1 (441) 296 3000
FACSIMILE:
+1 (441) 296 3001
E-MAIL:
mail@orbisfunds.com
WEB SITE:
www.orbisfunds.com

<u>By Registered Mail</u>

February 10, 2003

Clayton Homes Inc.
5000 Clayton Road
Maryville TN
USA 378004
Attention Corporate Secretary

<u>Schedule 13G/A</u>

Enclosed is a copy of the amendment 1 to Schedule 13G filed with the Securities and Exchange Commission on February 7, 2003 by Orbis Investment Management Limited et al.

Yours truly,



James Dorr

Enc./



Bank of Bermuda

Exhibit C

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
PO Box HM 1020
Hamilton HM DX, Bermuda
Telephone (441) 295-4000
Facsimile (441) 295-7093
SWIFT Address BBDABMHM
www.bankofbermuda.com

14 April 2003

The Secretary
Clayton Homes, Inc
5000 Clayton Road
Maryville
TN 37804

Dear Sir

The Bank of Bermuda Limited ("the Bank") is the custodian for the Orbis Global Equity Fund Limited ("the Fund"). As at 14 April 2003, the Bank holds 6,720,000 common shares of Clayton Homes Inc (Cusip 184190106) on behalf of the Fund. These shares are held by the Bank's US sub-custodian, Citibank N.A. at DTC. The Bank has held continuously since 13 April 2002 not less than 3,275,000 common shares of Clayton Homes Inc., through Citibank N.A. at DTC, on behalf of the Fund.

A letter from Citibank N.A. confirming their holdings on behalf of the Bank is attached.

Yours faithfully

Guy W. Kelly
Vice President
The Bank of Bermuda Limited


citigroup

Exhibit D

Guy W. Kelly
The Bank of Bermuda Limited
6 Front Street
Hamilton
Bermuda

Dear Guy,

Citibank N.A. ("Citibank") is The Bank of Bermuda Limited's (the "Bank") US custodian. As at 14 April 2003 Citibank holds 6,720,000 common shares of Clayton Homes Inc (Cusip 184190106) on behalf of the Bank. These shares are held by Citibank at DTC. Citibank has held continuously since 13 April 2002 not less than 3,275,000 common shares of Clayton Homes Inc. at DTC on behalf of the Bank.

Yours faithfully,

Shirley Deal
Client Service Officer
Global Transaction Services
Phone 813-604-1455
Fax 813-604-1265

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

April 22, 2003

Clayton Homes, Inc.
5000 Clayton Road
Maryville, Tennessee 37804

Ladies and Gentlemen:

We have acted as special Delaware counsel to Clayton Homes, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Orbis Global Equity Fund Limited (the "Proponent"), a purported stockholder of the Company, which it has indicated it desires to present for consideration at the Company's upcoming special meeting of stockholders (the "Special Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on December 19, 1996; a Certificate of Merger of Clayton Homes, Inc. into the Company as filed with the Secretary of State on December 23, 1996; and a Certificate of Correction as filed with the Secretary of State on March 19, 1997, which we assume collectively constitute the certificate of incorporation of the Company as in effect on the date hereof (collectively the "Certificate");

(ii) the Bylaws of the Company, dated as of January 1, 1997, which we assume constitute the bylaws of the Company as in effect on the date hereof (the "Bylaws");

(iii) an April 14, 2003 letter from the Proponent to the Company requesting to submit the Proposal at the Special Meeting (the "Request"), which attaches a copy of the Proposal, a copy of Amendment No. 1 to Schedule 13G, dated February 7, 2003, filed by the Proponent with the Securities and Exchange Commission, a letter from The Bank of Bermuda Limited to the Company dated April 14, 2003, and a letter from Citibank, N.A. to The Bank of Bermuda Limited dated April 14, 2003; and

(iv) a draft version of the submission to the Securities and Exchange Commission by the Company for no-action relief with respect to the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The text of the Proposal and its supporting statement reads as follows:

Shareholder Proposal

WHEREAS, it is in the best interest of Clayton Homes, Inc. (the "Corporation") and its shareholders that an amendment to the Corporation's Bylaws be made to cause the Corporation to improve and update its corporate governance policies and standards to bring such policies and standards into line with current corporate governance best practices for U.S. public companies by providing that any sale, merger, consolidation, sale of substantially all of the assets of the Corporation, or similar business transaction require the affirmative vote of a majority of shares held by the disinterested shareholders of the Corporation.

NOW, THEREFORE, BE IT RESOLVED, that the Bylaws of the Corporation be amended to add the following section:

"8A. Any transaction described in Subchapter IX (Sections 251-266) of the Delaware General Corporation Law, or any successor provision, that requires the approval of the stockholders of the Corporation shall, in addition to any stockholder approval required under such law,

> require the affirmative vote of a majority of the outstanding shares of stock of the Corporation held by disinterested stockholders of the Corporation. For purposes of this Section 8A, the term "disinterested stockholder" shall mean any stockholder who is not an officer or director of the Corporation, or the beneficial owner of 10% or more of any class of the Corporation's outstanding equity securities, and the term "beneficial owner" shall have the meaning set forth in Rule 16a-1 under the Securities Exchange Act of 1934, as amended."

FURTHER RESOLVED, that the Bylaws, as amended, shall apply to any stockholder vote taken at this special meeting of stockholders and any subsequent meeting of stockholders.

Supporting Statement

In light of recent and highly publicized failings and abuses of corporate governance standards and practices by a plethora of U.S. public companies, and the resulting wholesale changes to the corporate and securities legal and regulatory environment, it is highly advisable and in the best interests of the Corporation and its shareholders to make certain amendments to the Corporation's Bylaws to improve, update and elevate the corporate governance policies and standards to be followed by the Corporation.

The Bylaw amendment is intended to preserve and maximize the value of the Corporation for all shareholders by protecting against self-interested actions by one or a few management shareholders. Similar provisions are included in the governing documents of many public corporations. These provisions are intended to ensure that a management-endorsed bid for the Corporation is on terms that are fair and provide the best results for all shareholders. These provisions are not intended to, and do not, preclude any proposed merger from proceeding if the majority of the independent shareholders approve

> it. If management truly believes the terms of a proposed merger are fair to all and in the best interest of the independent shareholders, they should be willing to have their judgment confirmed by a majority of independent shareholders.

We understand that the Board of Directors (the "Board") intends to call the Special Meeting for the sole purpose of considering and voting upon the Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 1, 2003, by and among Berkshire Hathaway Inc.("Berkshire Hathaway"), B Merger Sub Inc., a wholly owned subsidiary of Berkshire Hathaway, and the Company (the "Merger"). The Proponent does not seek to call a special meeting of stockholders or purport to have the right to do so. Instead, the Proponent states its desire to present the Proposal at the Special Meeting ("Orbis Global Equity Fund Limited ... intends to present in person (or by qualified representative) the attached shareholder proposal ... for action at the special meeting ... of the shareholders of Clayton Homes, Inc. ... to be held to approve the proposed merger of Clayton with Berkshire Hathaway Inc."). Proposal at 1.

Discussion

I. The Proposal violates Sections 211 and 222 of the General Corporation Law and the Bylaws.

Section 211(d) of the General Corporation Law of the State of Delaware (the "General Corporation Law"), provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Here, the Bylaws vest such power solely in the Chairman of the Company, the President of the Company, the Secretary of the Company, and by such parties upon the written request of a majority of the Board or shareholders owning 10% or more of the entire capital stock of the Company issued and outstanding and entitled to vote at the meeting. Section 3 of the Bylaws provides:

> Special meetings of the shareholders, unless otherwise required by law, may be called at any time by the Chairman, President or Secretary and shall be called by the Chairman, President or Secretary at the request in writing of a majority of the Board of Directors or of shareholders owning 10% or more of the entire capital stock of the Corporation issued and outstanding and entitled to vote at such meeting. Such request must state the purpose or purposes for which the meeting is called and the person or persons calling the meeting.

Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission by Proponent makes clear that Proponent's ownership interest in the Company does not exceed 10%

or more of the capital stock of the Company issued and outstanding and entitled to vote at the Meeting as required by the Bylaws to call a special meeting of stockholders.

Section 222(a) of the General Corporation Law requires that the notice of a special meeting of stockholders state "the purpose or purposes for which the meeting is called." 8 Del. C. § 222(a). No such requirement exists under Delaware law regarding the notice for an annual meeting of stockholders, see Gottlieb v. McKee, 107 A.2d 240, 244 (Del. Ch. 1954), and under Delaware law the business transacted at a special meeting of stockholders must be limited to that stated in the notice of meeting, see Catalano v. Trans World Corp., C.A. No. 5978, slip op. at 1-2 (Del. Ch. Sept. 19, 1979), and Vogtman v. Merchants' Mortgage & Credit Co., 178 A. 99, 104 (Del. Ch. 1935). Moreover, while Section 211(b) of the General Corporation Law provides that an annual meeting of shareholders shall be held for the election of directors and that "[a]ny other proper business may be transacted at the annual meeting" 8 Del. C. § 211, notably Section 211(d) -- which deals with special meetings of stockholders -- contains no such authorization for the transaction of "any other proper business" at a special meeting of stockholders.

Thus, Delaware law and the Bylaws place strict limits both on the call of a special meeting of stockholders and on the transaction of business at such a special meeting. Business which might properly be transacted at an annual meeting of stockholders may not lawfully be transacted at a special meeting of stockholders if such business is not a purpose for which the special meeting was called by a person authorized to do so. The right to specify the business to be transacted at a special meeting of stockholders is part of, and necessarily derived from, the right to call the meeting (as recognized in Section 3 of the Bylaws, providing that requests for a special meeting by the Board or stockholders owning 10% or more of the entire capital stock of the Company "must state the purpose or purposes for which the meeting is called and the person or persons calling the meeting"). No provision is made under Delaware law for the transaction at a special meeting of stockholders of any business which is not a purpose for which the meeting was called. To require consideration at a special meeting of such additional business would negate the very purpose of the above-cited provisions of the General Corporation Law and Section 3 of the Bylaws.

Here, the Proponent is not a person authorized under the General Corporation Law or under the Bylaws to call a special meeting of stockholders of the Company and has not attempted to do so. Accordingly, in our opinion the Proponent may not require submission of the Proposal for consideration by the Company's stockholders at the Special Meeting.

II. If approved by the Company's stockholders, the Bylaw amendment would be invalid under Delaware law.

In addition, it is our opinion that the Proposal, if adopted by the stockholders, would be invalid under the General Corporation Law.

First, the proposed Bylaw amendment would violate Section 102(b)(4) of the General Corporation Law which addresses the permissibility of voting requirements in excess of voting requirements specified pursuant to the General Corporation Law, and provides:

> [T]he certificate of incorporation may also contain any or all of the following matters:
>
> (4) Provisions requiring for any corporate action, the vote of a larger portion of the stock or of any series thereof, or of any other securities having voting power, or a larger number of the directors, than is required by this chapter

8 Del. C. § 102(b)(4). Section 251(c) of the General Corporation Law provides that the requisite vote to adopt a merger agreement is the vote of "a majority of the outstanding stock of the corporation entitled to vote thereon." If approved by the Company's stockholders, the Bylaw amendment set forth in the Proposal would purport to add to the requirements of Section 251(c) by providing that a merger agreement must also be approved by a majority of the Company's "disinterested stockholders."

Section 102(b)(4) of the General Corporation Law expressly provides for super-majority voting provisions in a corporation's certificate of incorporation, where such a provision would alter the vote otherwise specified in the statute. See Seibert v. Gulton Indus., C.A. No. 5631 (Del. Ch. June 21, 1979) (Dismissing a complaint attacking an amendment to a certificate of incorporation requiring the vote of 80 percent of the corporation's stockholders to approve a merger with a person or entity that had acquired five percent of the corporation's outstanding stock (unless the board of directors had previously approved the stock purchase)). Section 242(b)(4) of the General Corporation Law codifies the principle that such super-majority provisions in a certificate of incorporation may not be amended by less than such super-majority vote. 8 Del. C. § 242(b)(4). Notably, no such comparable provisions exist in the General Corporation Law with respect to a corporation's bylaws. See 8 Del. C. § 109; Frankino v. Gleason, C.A. No. 17399, slip op. at 10-11 (Del. Ch. Nov. 5, 1999). In light of the statutory scheme under the General Corporation Law, it is our view that Section 102(b)(4) of the General Corporation Law requires that any voting requirements for adoption of a merger agreement in addition to those specified in the General Corporation Law must be in the certificate of incorporation, not the bylaws.

Moreover, Section 212(a) of the General Corporation Law provides that "[u]nless otherwise provided in the certificate of incorporation ... each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." 8 Del. C. § 212(a). If approved by the Company's stockholders, the amendment to the Bylaws would alter the voting rights applicable to certain holders of the Company's stock by not permitting their votes to be counted towards meeting the "disinterested stockholder" voting requirement set forth in the Proposal. Thus, in addition to

Section 102(b)(4) of the General Corporation Law discussed above, Section 212 of the General Corporation Law requires that a provision such as that contemplated by the Proposal must be included in the certificate of incorporation. Consequently, if adopted by the Company's stockholders, in our opinion the Bylaw amendment set forth in the Proposal would be invalid under Delaware law.

III. The Proposal is invalid because the Proponent has no power to determine the order of business at the Special Meeting.

The Proposal provides that the proposed Bylaw amendment "shall apply to any stockholder vote taken at this special meeting of stockholders ..." In our opinion, this requirement is invalid under Delaware law for two reasons. First, the board of directors or the presiding officer at the Special Meeting, not the Proponent, determines the order of business to be considered at the Special Meeting. Accordingly, the Proponent has no ability to mandate that the Proposal be considered at the Special Meeting prior to the vote on the Merger Agreement. Second, the Proposal is invalid to the extent that it can be construed to purport to retroactively increase the required vote for a proposal previously voted upon at the Special Meeting.

Section 9 of the Bylaws provides, in pertinent part:

> Meetings of the shareholders shall be presided over by the Chairman, or if he is not present, by the President, or if he is not present, by a Vice President, or if neither the Chairman, President nor a Vice President is present, by a chairman to be chosen by a majority of the shareholders entitled to vote at such meeting.

Because the Chairman or an authorized officer of the Company, and not the Proponent, will preside at the Special Meeting, such person will have broad discretion with respect to the conduct of the meeting. See 1R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 7.59 at 7-103 (3d ed. 2003) ("The conduct of the meeting is in the hands of the chairman, who is responsible for the preservation of order, and who sets the style and tone of the meeting.").[1] Unless the certificate of incorporation or bylaws of a corporation provide otherwise, a chair of the meeting typically determines the order of business. See, e.g., American Bar Association Corporate Governance Committee, Handbook for the Conduct of Shareholders' Meetings § 2.01 at 8 (2000) (citing to, among other things, the Revised Model Business Corporation Act); R. Franklin Balotti, et al., Meetings of Stockholders § 1.7 at 1-12-1-13 (3d ed. 2003) (noting that the agenda for a meeting of stockholders is typically prepared by the corporation).[2]

---

[1]Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger.

[2]Messrs. Balotti, Finkelstein and Williams are directors of Richards, Layton & Finger.

Here, the Certificate and Bylaws contain no limitation on the powers of the presiding officer at the meeting and we are aware of no authority under Delaware law pursuant to which the Proponent has the ability to determine the order of the agenda at the Special Meeting. Consequently, in our opinion the Proposal is invalid to the extent it mandates that the Proposal be voted upon prior to the vote on the Merger Agreement (assuming arguendo that the Proposal could be properly presented at the Special Meeting). If the Board and/or the presiding officer at the meeting determines that the vote to adopt the Merger Agreement should be taken prior to a vote on the Proposal, the Merger Agreement will have been duly acted upon prior to any subsequently considered Bylaw amendment.

Moreover, in our opinion the Proposal is invalid to the extent that it purports to retroactively increase the applicable voting standard to the prior vote on the Merger Agreement at the Special Meeting. We are aware of no authority under Delaware law which would permit the voting standard on a proposal at a meeting to be increased after the vote on such proposal has already occurred. Such a result would render uncertain the approval of any action taken at a meeting of stockholders and is inconsistent with the General Corporation Law. See e.g., 8 Del. C. § 251(c) ("If a majority of the outstanding stock of the corporation entitled to vote thereon shall be voted for the adoption of the [merger] agreement ... it shall then be filed and become effective, in accordance with § 103 of this title.").

Opinion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that (i) under the General Corporation Law the Proposal is not a proper subject for action by the stockholders of the Company at the Special Meeting, and (ii) the Proposal, if implemented, would be invalid under the General Corporation Law.

The foregoing opinions are limited to the General Corporation Law of the State of Delaware, and we have not considered and express no opinion on the effect of any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. The foregoing opinions are rendered as of the date hereof, and we express no opinion as to the effect of any change of fact or law occurring subsequent to the date hereof.

The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you intend to furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this letter may not be furnished or quoted to, nor may the foregoing opinions be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

RFB/DAB/MDA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 6, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Clayton Homes, Inc.
Incoming letter dated April 22, 2003

The proposal amends the company's bylaws to require the approval of "the affirmative vote of a majority of the outstanding shares of stock of the Corporation held by disinterested stockholders."

There appears to be some basis for your view that Clayton Homes may exclude the proposal from its special meeting proxy materials under rule 14a-8(i)(1). This view is based on the opinion of Richards, Layton & Finger that inclusion of a shareholder proposal in the proxy materials for a special meeting for the transaction of business which is unrelated to the subject of the proposal is inconsistent with sections 211 and 222(a) of the Delaware General Corporation Law and Clayton Homes' bylaws. Under the circumstances, we will not recommend enforcement action to the Commission if Clayton Homes omits the proposal from its special meeting proxy materials under rule 14a-8(i)(1). In reaching this position, we have not found it necessary to address the alternative bases for omitting the proposal from the special meeting proxy materials upon which Clayton Homes relies.

We note that Clayton Homes did not file its statement of objections to including the proposal at least 80 days prior to the date on which definitive proxy materials will be filed as required under rule 14a-8(j)(1). Noting the circumstances of the delay, the Division grants Clayton Homes' request that the 80-day requirement be waived.

Sincerely,



Grace K. Lee
Special Counsel